Hennepin Partners LLC

Report Pursuant to Rule 17a-5 of

The Securities and Exchange Commission

Including Report of Independent Registered Public Accounting Firm

As of December 31, 2018

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- **68498**

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2018** (MM/DD/YY) AND ENDING **12/31/2018** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Hennepin Partners

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

730 Second Avenue, Suite 285
(No. and Street)

Minneapolis	**MN**	**55402**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary O'Brien **612-604-2061**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause, LLP
(Name – *if individual, state last, first, middle name*)

225 South Sixth Street, Suite 2300	**Minneapolis**	**MN**	**55402**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)





OATH OR AFFIRMATION

I, **Gary O'Brien**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Hennepin Partners, as

of **December 31**, 20 **18**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

Notary Public

CONNIE A. BARTHEL
NOTARY PUBLIC
MINNESOTA
My Commission Expires Jan. 31, 2020

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Hennepin Partners LLC

Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Board of Governors of Hennepin Partners LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Hennepin Partners LLC (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the "statement of financial condition"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's statement of financial condition based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the statement of financial condition, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statement of financial condition. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

Baker Tilly Virchow Krause, LLP

We have served as the Company's auditor since 2011.
Minneapolis, Minnesota
February 28, 2019

HENNEPIN PARTNERS LLC
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2018

ASSETS

Cash	$	1,998,950
Accounts receivable		122,609
Prepaid expenses		65,032
Security deposit		20,729
Property and equipment, net		189,000
TOTAL ASSETS	$	2,396,320

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$	80,635
Deferred revenue		164,582
TOTAL LIABILITIES		245,217
Member's equity		2,151,103
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	2,396,320

See accompanying notes to statement of financial condition.

HENNEPIN PARTNERS LLC
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2018

(1) Nature of business and significant accounting policies

Nature of business – Hennepin Partners LLC (the Company), formally known as Quetico Partners LLC, provides investment banking and financial advisory services to corporate clients. The member experiences limited liability to the extent of its capital balance.

A summary of the Company's significant accounting policies follows:

Cash – The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses on such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Accounts receivable – Accounts receivable are customer obligations due under normal trade terms requiring payment within 30 days of the invoice date. Unpaid accounts receivable which are past due are not charged a monthly service fee.

Accounts receivable are stated at the amount billed to the customer. Customer account balances with invoices dated over 90 days old are considered delinquent. The Company's accounts receivable are generally unsecured. No allowance for doubtful accounts was considered necessary at December 31, 2018. If accounts receivable are determined uncollectible, they are charged to expense in the year that determination is made. Management reviews all accounts receivable balances and determines the appropriate course of action on a delinquent account.

Income taxes – The Company is a disregarded entity for federal and state income tax purposes. The Company's taxable income or loss is taxed on the member's income tax returns. No provision or liability for federal or state income taxes has been included in the financial statements.

Use of estimates – The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements, and the reported amounts of revenues during the reporting period. Actual results could differ from those estimates.

Recent accounting pronouncements –During February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2016-02, "Leases." ASU No. 2016-02 was issued to increase transparency and comparability among organizations by recognizing all lease transactions (with terms in excess of 12 months) on the balance sheet as a lease liability and a right-of-use asset (as defined). ASU No. 2016-02 is effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, with earlier application permitted. Upon adoption, the lessee will apply the new standard retrospectively to all periods presented or retrospectively using a cumulative effect adjustment in the year of adoption. The Company is currently assessing the effect that ASU No. 2016-02 will have on its results of operations, financial position and cash flows.

(2) Property and equipment

Property and equipment consisted of the following as of December 31, 2018:

Computers and equipment	$	222,263
Leasehold improvements		51,620
Total cost		273,883
Accumulated depreciation		(84,883)
Property and equipment, net	$	189,000

(3) Leases
The Company leases its office facility under an operating lease that expires on October 31, 2025. Future minimum lease payments are as follows:

Years Ending December 31,	
2019	$68,376
2020	71,328
2021	74,279
2022	77,231
Thereafter	234,644
Total	$525,858

(4) Net Capital requirements
The Company is required to maintain a minimum net capital, as defined in Rule 15c3-1 under the Securities Exchange Act of 1934 (as amended), equivalent to the greater of $5,000 or 1/15 of aggregate indebtedness. Net capital and aggregate indebtedness may vary from day to day. As of December 31, 2018, the Company had net capital of $1,753,733 which was $1,737,385 in excess of its required net capital of $16,348. The Company's net capital ratio was .14 to 1 as of December 31, 2018.

(5) Subsequent Events
The Company has evaluated subsequent events occurring through February 28, 2019, the date that the financial statements was available to be issued, for events requiring recording or disclosure in the Company's financial statement.